August 24, 2016

VIA EDGAR AND HAND DELIVERY

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Erin Jaskot, Dorrie Yale

Re:	Novan, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 13, 2016
CIK No. 0001467154

Ladies and Gentlemen:

On behalf of our client, Novan, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for public filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 13, 2016 (the “Draft Submission”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Nathan Stasko, the Company’s President and Chief Executive Officer, dated May 25, 2016. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 3, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.

Business

SB204 for the Treatment of Acne Vulgaris, page 85

August 24, 2016

1.	We note your revised disclosure on page 95 providing maximum severities for dryness and scaling for topical retinoid products. Please also disclose the maximum severities for erythema, itching and burning/stinging.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 95 in response to the Staff’s comment.

Management, page 125

2.	Refer to your revised disclosure regarding director independence on page 127. Please clarify whether Richard Peterson, Brian Johnson, M. Joyce Rico and Jeff N. Hunter are also directors in addition to executive officers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 125 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 143

3.	We refer to your new disclosure on page 144 regarding the Stock Sale and Purchase Agreement with Mr. Stasko. Please file this agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the Stock Sale and Purchase Agreement as Exhibit 10.12.

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes
Latham & Watkins LLP

Enclosures

cc:(via) email

Nathan Stasko, President and Chief Executive Officer, Novan, Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Brent B. Siler, Cooley LLP